Schedule I

Name, business address, present principal occupation or employment and place of citizenship of the members of the management committee of Bain Capital DCB Investments (GP), LLC.

The business address of each individual is 200 Clarendon Street, Boston MA 02116. Each individual is a citizen of the United States.

NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Kase Jubboori	Partner and Head of Partner Tax, Deputy General Counsel - Bain Capital, LP
Liam Kennedy	Partner and Corporate Controller - Bain Capital, LP
Michael Ward	Partner, Chief Operating Officer and Chief Financial Officer - Bain Capital, LP